FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	QUARTERLY CEO MESSAGE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    February 13, 2003                               By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

QUARTERLY CEO MESSAGE

February 13, 2003

Now, it gets interesting!
We achieved everything we said we would in 2002, transforming Micrologix into a multi-technology, multi-product company with a highly experienced team and our first commercial partner - all in just 12 months. Now, we are stepping up to a whole new level by continuing to perform with the highest intensity and commitment so that the momentum built over the past year is maintained.

The sustainable business model we have mentioned frequently in the past year is now a reality and this year promises to be a significant step toward solidifying that sustainability. To get there will require clear attention to the three new priorities mentioned in my last CEO Message, Capital, Clinicals, and Critical Mass. We feel all three are value drivers for both the short and long-term.

In the area of Capital, we must manage our resources diligently. Our two-year cash "runway" must be leveraged and maintained. One question some may ask is: how is that possible when we now have multiple programs to advance? Well, there are many ways we can accomplish that task. One is by collaborating with other firms. And, in the past few months, we have entered into early-stage alliances with some major pharmaceutical companies, enabling us to leverage the value of certain technologies while minimizing our cash expenditures. We intend to continue these types of relationships in various areas of technology development. Another way we are managing our business is through prudent portfolio management and prioritization. Our team is constantly assessing and analyzing our portfolio for maximal return and minimal risk, making sure we focus mainly on our top value-adding priorities. And, there are many other ways we are leveraging our resources. Our partnership with Fujisawa Healthcare is another example.

Next, Clinicals are a major opportunity for value creation in 2003. Results of our MBI 226 Phase III clinical trial (for the prevention of central venous catheter-related bloodstream infections) should have a great impact on our short-term value and future growth. We announced last week the completion of enrollment in this 1400 patient study (the largest ever of its kind). Our team, along with our partners at Fujisawa, are now focused on a timely, successful outcome to this trial -- working intensely to ensure all details are addressed in the process required for submission of a New Drug Application (NDA) to the U.S. FDA. As mentioned previously, we anticipate results by the end of the third quarter of calendar 2003, with plans to make the NDA submission in the first quarter of 2004. With the team we have in place, both at Micrologix and Fujisawa, we are very confident in our ability to manage the process impeccably.

And, that's not all regarding our 2003 focus on clinicals. We recently began a Phase IIb acne study on MBI 594AN (see our press release dated January 28, 2003). This study is intended to provide the efficacy information we need to move to pivotal Phase III studies, advancing this next late-stage product opportunity closer to commercialization. We also remain determined to complete a partnership for this program (and we are seeing significant interest in such a product). Last year we worked tirelessly to manage the manufacturing scenarios needed to advance this program, with great success. We now have a cost of goods structure that fits with the margin requirements for potential partners. With the positive results we got in the first Phase II study on this product, it is now a matter of getting similar results to provide statistical proof of efficacy.

Lastly in the area of clinicals, with our goal of having a steady stream of product opportunities, we plan to advance other programs toward clinical status and continue bringing in new opportunities so we always have multiple "shots on goal". In this area, the internal portfolio development planning process for our recently acquired antiviral technologies is nearly complete. We intend to outline the priorities and plans for these programs by the end of the quarter.

Critical Mass is a tougher issue to describe, but integral to the long-term success of our strategy. In general terms, critical mass refers to achieving the size company (both breadth and depth) that allows for long-term sustainability and growth. Specifically, we must have the financial, human, and technological resources necessary to manage any and all circumstances (such as the current difficult market and economic environments). Multiple commercial successes require many product opportunities in the development pipeline. Short-term, our focus is on getting MBI 226 to market and
MBI 594AN partnered. Our longer-term objective is to have many product opportunities advancing into late-stage clinical development so we can have numerous chances for market "winners".

Obviously, to make progress on these opportunities requires the resources and expertise to navigate the complex process of drug development; and with our success over the past year, we have those capabilities in place. So, critical mass really means always having (a) product opportunities in multiple stages of clinical development, (b) a robust pipeline of pre-clinical product opportunities, and (c) the resources (both human and financial) necessary to consistently advance the highest priority programs toward commercialization. In addition, ultimately, positive cash flow, profitability, and increasing shareholder value are crucial to sustainability.

In 2002 we proved, unconditionally, that we have a company that does what it says it will do; a team that is capable of executing on our strategy; and a business model that is focused on long-term growth and success. Now, in 2003, we intend to make certain the results we have achieved thus far are taken to the next level.

From all these perspectives, 2003 looks great for our company. Like 2002, we have many significant milestones to achieve. Moving MBI 226 toward commercialization, partnering MBI 594AN, and advancing our high priority earlier stage programs are a few of those milestones. Adding that success to the foundation we built over the past year, while simultaneously maintaining a strong cash position, should be the driving forces for increasing shareholder value. Last year, we set the stage for success. In 2003, we intend to capitalize on that foundation by doing whatever it takes to achieve clinical success, build critical mass and increase our market capitalization.

Sincerely,

Jim DeMesa, MD
President and CEO

Certain statements in this Quarterly CEO Message constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to, Micrologix successfully completing the Phase III trial of MBI 226, Micrologix successfully completing the Phase IIb trial of MBI 594AN, Micrologix obtaining a development and commercialization partner for MBI 594AN, and Micrologix having sufficient capital to execute its business plan. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: early stage of development ; technology and product development; dependence on and management of current and future corporate collaborations; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.